TAHOE RESOURCES INTRODUCES DIVIDEND REINVESTMENT PLAN

VANCOUVER, British Columbia – August 11, 2016 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX, THO; NYSE: TAHO) is pleased to announce the introduction of a dividend reinvestment plan (the “DRIP”). The DRIP will provide eligible holders of Tahoe common shares an opportunity to purchase additional common shares of the Company without paying commissions or other service charges by reinvesting their cash dividends. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the Average Market Price (as defined in the DRIP). The DRIP is immediately available for enrollment and, subject to the approval of the Toronto Stock Exchange, is expected to become effective for the dividend declared in October.

Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Participation in the DRIP is open to all registered and beneficial shareholders in Canada, the United States and those other jurisdictions where participation in the DRIP would not be prohibited or restricted by applicable law. Dividends are paid only when declared by Tahoe’s Board of Directors and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions, or direct that common shares be purchased through market acquisitions at the prevailing market price, in which case no discount applies.

Key features of the DRIP are provided below. Full details of the DRIP are provided in the plan document, “Tahoe Resources Inc. Dividend Reinvestment Plan.” Copies of this document, as well as the enrollment form for the DRIP, are available on Tahoe’s website at http://www.tahoeresources.com/investor-relations/dividends. Registered shareholders may also enroll in the DRIP online through Computershare’s self-service web portal, Investor Centre, at www.investorcentre.com.

  Commission Free – Shareholders will not pay any costs or commissions in connection with purchases of common shares under the DRIP.

  Discount – Common shares issued from treasury under the DRIP will be issued at a discount of 3% to the Average Market Price (as defined in the DRIP).

  Fractional Shares – Whole and fractional shares will be a credited to the accounts of shareholders participating in the DRIP.

  Participation Rights – Shareholders can elect to participate or cease to participate in the DRIP from time to time.

  Statements – Statements of account will be mailed to Participants after each dividend payment date.

  Limitations – Tahoe may limit the number of common shares that may be issued under the DRIP.

Kevin McArthur, Executive Chair of the Company, commented: “Through our new dividend reinvestment plan, we are providing our shareholders with a convenient, commission-free way to increase their ownership in our company at a discount to market. The DRIP is consistent with our priority of creating value and rewarding shareholders for their commitment to Tahoe. It is that priority that has resulted in our strong track record for dividend payments, with our company having rewarded shareholders with a $0.02 per share monthly dividend consecutively since the end of our first year of commercial production in 2014. Rewarding shareholders is also a key factor behind our strong balance sheet, which not only positions us to continue our dividend program, but also to fund our business and many growth initiatives well into the future.”

Registered shareholders are eligible to join the DRIP at any time by enrolling some or all of their commons shares and completing an enrollment form and sending it to Computershare. Contact information for Computershare is available on the enrollment form. Registered shareholders will become participants in the DRIP on the first dividend payment date following receipt by Computershare of a duly and properly completed enrollment form, provided that the enrollment form is received not less than five business days before a dividend record date. Non-registered beneficial shareholders who wish to participate in the DRIP can do so by transferring their common shares into their own name and enrolling directly in the DRIP, or by arranging with their broker, investment dealer, financial institution or other nominee to enroll in the DRIP on their behalf. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their tax advisors as to the implications of enrollment in the DRIP.

This news release is not an offer to sell or a solicitation of an offer of securities. Tahoe has filed a registration statement, including a prospectus, relating to the DRIP with the U.S. Securities and Exchange Commission. A copy of the registration statement (including prospectus) is available electronically from EDGAR (http://www.sec.gov/edgar).

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). In particular, this news release describes potential future events related to Tahoe’s ability to continue its dividend program. Forward-looking statements are based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things: the price of gold, silver and other metals; costs of development and production; Tahoe’s ability to carry on exploration and development activities; the timely receipt of required approvals; Tahoe’s ability to operate in a safe and effective manner; and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond Tahoe’s control. These include, but are not necessarily limited to: results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimates, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298